ASHFORD HOSPITALITY PRIME, INC.

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

June 1, 2016

VIA EDGAR

Ms. Jennifer Gowetski

United States Securities and Exchange

Commission

Special Counsel, Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Registration Statement on Form S-3  (File No. 333-209389)

Dear Ms. Gowetski:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, Ashford Hospitality Prime, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-209389) (the “Registration Statement”).  We respectfully request that the Registration Statement become effective as of 3:30 p.m., Washington, D.C. time, on June 2, 2016, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ASHFORD HOSPITALITY PRIME, INC.

By:	/s/ David A. Brooks
David A. Brooks
Chief Operating Officer and General Counsel